Exhibit 6

               AMENDED AND RESTATED AMENDMENT TO RIGHTS AGREEMENT

         AMENDED AND RESTATED AMENDMENT, dated December 22, 1998 (this "Amendment"), by and between CD RADIO INC., a Delaware corporation (the "Company"), and CONTINENTAL STOCK TRANSFER & TRUST COMPANY (the "Rights Agent").

                                    RECITALS

         WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement, dated as of October 22, 1997 and amended as of October 13, 1998 and November 13, 1998 (the "Rights Agreement");

         WHEREAS, the Company proposes to issue and sell up to 1,350,000 shares of its 9.2% Series A Junior Cumulative Convertible Preferred Stock, par value $.001 per share ("Series A Preferred Stock"), and up to 650,000 shares of its 9.2% Series B Junior Cumulative Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Junior Preferred Stock"), to Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), and Apollo Overseas Partners IV, L.P., a Cayman Islands limited partnership ("AOP IV" and, together with AIF IV, the "Purchasers"), pursuant to a Stock Purchase Agreement, dated as of November 13, 1998 (the "Stock Purchase Agreement"), by and among the Company and the Purchasers; and

         WHEREAS, the Company may issue up to an additional 1,950,000 shares of Series A Preferred Stock as dividends on outstanding shares of Series A Preferred Stock and may issue up to an additional 1,450,000 shares of Series B Preferred Stock as dividends on outstanding shares of Series B Preferred Stock, in each case in lieu of paying dividends in cash on such shares;

         WHEREAS, the Board of Directors of the Company deems it desirable and in the best interests of the Company and its stockholders to amend the Rights Agreement to provide that the execution and delivery of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby (the "Contemplated Transactions") do not and will not (i) result in the ability of any Person to exercise any Rights (as defined in the Rights Agreement) under the Rights Agreement, (ii) enable or require the Rights to separate from the shares of common stock of the Company, par value $.001 ("Common Stock"), to which they are attached or to be triggered or become exercisable, (iii) cause any "Distribution Date" or "Shares Acquisition Date" (as defined in the Rights Agreement) to occur or (iv) prior to the Closing Date (as defined in the Stock Purchase Agreement), cause either Purchaser to "beneficially own" (as defined in the Rights Agreement) any shares of Common Stock (the "Desired Changes");

         WHEREAS, on November 13, 1998, the Company and the Rights Agent amended the Rights Agreement (the "November Amendment") to exclude the Purchasers from the definition of "Acquiring Person" in the Rights Agreement in respect of the Junior Preferred Stock; and

         WHEREAS, the Board of Directors of the Company deems it desirable and in the best interests of the Company and its stockholders to amend and restate the November Amendment to make certain corrections to the proviso excluding the Purchasers from the definition of "Acquiring Person" in the Rights Agreement in respect of the Junior Preferred Stock.

         Accordingly, the parties agree as follows:

         1. AMENDMENT OF SECTION 1(A). The definition of "Acquiring Person" set forth in paragraph 1(a) of the Rights Agreement is amended by adding the following clause at the end of such Section 1(a):

         "; provided, further, that Apollo Investment Fund IV, L.P., a Delaware limited partnership (hereinafter referred to as "AIF IV"), and Apollo Overseas Partners IV, L.P., a Cayman Islands limited partnership (hereinafter referred to as "AOP IV"), and any of the Affiliates or Associates of AIF IV or AOP IV that would otherwise be deemed to be Beneficial Owners of the Company's 9.2% Series A Junior Cumulative Convertible Preferred Stock (hereinafter referred to as the "Series A Preferred Stock"), the Company's 9.2% Series B Junior Cumulative Convertible Preferred Stock (hereinafter referred to as the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Junior Preferred Stock"), or Common Shares (such Affiliates and Associates, together with AIF IV and AOP IV, are hereinafter referred to as the "Apollo Investors") shall not be, or be deemed to be, an Acquiring Person by reason of the acquisition or beneficial ownership of (w) shares of the Junior Preferred Stock acquired pursuant to the Stock Purchase Agreement dated as of November 13, 1998 by and among the Company, AIF IV and AOP IV, as amended from time to time, (x) additional shares of Junior Preferred Stock acquired pursuant to dividends declared on the Junior Preferred Stock, (y) Common Shares acquired upon the exercise of conversion rights set forth in the Certificates of Designations, Preferences and

         Relative, Participating, Optional and Other Special Rights of the Junior Preferred Stock or (z) a number of Common Shares, in addition to those referred to in clauses (w), (x) and (y) above, acquired by the Apollo Investors, equal to, collectively, up to one percent (1%) of the total number of Common Shares outstanding from time to time."

         2. PRIOR AMENDMENTS. This Amendment shall supersede and replace the November Amendment in its entirety.

         3. MISCELLANEOUS. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

         EXECUTED as of the date set forth above.


                                      CD RADIO INC.

                                      By: /s/ Patrick L. Donnelly
                                      ---------------------------
                                      Name:  Patrick L. Donnelly
                                      Title: Executive Vice President, General
                                             Counsel and Secretary


                                      CONTINENTAL STOCK TRANSFER &
                                      TRUST COMPANY

                                      By: /s/ William F. Seegraber
                                      ----------------------------
                                      Name:  William F. Seegraber
                                      Title: Vice President